Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Q&A Document

Last update on 23 April 2007 (version 1)

I	General / Process / Timing	5

II	Proposed Merger with Barclays	10

III	LaSalle	15

IV	Consortium Fortis-RBS-Santander	17

V	TCI’s Role	19

Summary of Key Messages

I.  General / Process / Timing

•
With respect to other potential offers, ABN AMRO’s Managing Board is fully aware of its responsibilities and will act accordingly, taking into account not only the price offered by potential other interested parties but also the execution risk, the vision, strategy and business model of the combined group to maximise long-term shareholder value creation, also in respect of the fact that any such transaction would be largely paid in shares.

•
We have been talking regularly to a variety of banks in the past. The talks with Barclays accelerated in Q1 as we realised that a merger could create value beyond what we would be able to achieve in a stand-alone scenario. We therefore believe that a merger with Barclays is in the best interest of ABN AMRO and its shareholders.

II.  Proposed Merger with Barclays

•	Creation of a leading player with a solid base in Europe and scaleable positions in attractive growth markets.
•	Combining unique, complementary client franchises with local intimacy with world class product capabilities.
•	Combination provides a platform for further growth - geographically and in product reach.
•	The combined group will be better able to cross-sell to existing customers and attract new customers.
•	The proposed merger will create:
▪	A leading force in global retail and commercial banking with world class products.
▪	A premier global investment bank that is a leader in risk management and financing with an enhanced product offering across a broader geographical footprint.
▪
The world’s largest institutional asset manager with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base.

▪	The world’s [eight] largest wealth manager, with a leading European onshore franchise and highly attractive positions in growth markets.
•	Synergies:
▪	€3.5bn of synergy benefits by 2010, of which €2.8bn cost; €0.7bn revenue synergies.
▪	Gross FTE reduction of 23,600.
•	Key merger terms:
▪	[include exchange ratio, treatment LaSalle, etc]

▪	Break fee: €200mn
▪
Ability for ABN AMRO to engage in discussions with a third party that has communicated to ABN AMRO [an alternative proposal] that is reasonably likely to result in a competing offer and a failure to respond to such proposal would result in a breach of the responsibilities of the Boards.

III. LaSalle

•	The decision to sell LaSalle to Bank of America comes from the broader strategic perspective of ABN AMRO no longer regarding LaSalle as core.
•	Combined group will continue to be a leading force in investment banking and investment management in US.
•	Condition of offer that LaSalle is sold to Bank of America for $21 billion prior to completion of Barclays’s offer for ABN AMRO.
•	Excess capital from the sale of LaSalle will be returned to shareholders of the combined group upon completion of the Barclays offer.

IV.  Consortium Fortis-RBS-Santander

•	The Fortis-RBS-Santander consortium has not made an offer and it is unclear if they will (be able to) make one.
•	We are well aware of our responsibilities to ABN AMRO and its shareholders and after careful consideration have come to the conclusion to go ahead with the transaction with Barclays.
•
We consider that the proposed merger with Barclays is in the best interest of ABN AMRO and its shareholders and have unanimously resolved to recommend the proposed merger for acceptance by the shareholders of ABN AMRO.

•
Therefore, we have agreed to a specific transaction with significant upside potential for our shareholders and manageable execution risk to one that is yet unspecific, uncertain and will probably include very high execution risks in order to create value for shareholders.

V. TCI’s role

•	TCI has made several statements regarding ABN AMRO and the contemplated transaction between Barclays and ABN AMRO. We can however not comment on the position and stance of TCI.
•	The transaction with Barclays delivers very good value for ABN AMRO and its shareholders and we remain of the view that shareholders should vote against the TCI resolutions at our AGM on Thursday.
•	Suffice to say that we are entirely committed to executing our responsibilities for all shareholders.

I.  General / Process / Timing

1.1  When was the decision made to pursue a merger / sale of the bank? In which Supervisory Board meeting was this decision made?

•	We have been talking regularly to a variety of banks, including Barclays, over the past few years.
•	The Supervisory Board has been updated about these talks on a regular basis.
•	The final decision to recommend to our shareholders a merger with Barclays as communicated has been taken immediately prior to announcement.

1.2 Did the undervaluation of ABN AMRO play a role in pursuing a merger / sale of the bank?

•
No, this did not play a role. However, we believe that the perceived value of ABN AMRO is very important and we always seek to both maximize long-term shareholder value and to optimize our strategy pursuits.

•
The proposed merger is driven by the structural trends and implications of the sector. The banking sector is still fragmented by comparison with other global industries whilst offering compelling sources of growth for those players with an aligned portfolio. The proposed merger will accelerate the delivery of the strategic advantages of both ABN AMRO and Barclays.

1.3  Did ABN AMRO’s difficulties in finding a fourth home market play a role in pursuing a merger / sale of the bank?

•	No, this did not play a role.
•	We believe that the combined group will be able to take advantage of increasing cross-border harmonisation of customer needs leading to a sustained increment over stand-alone value growth.

1.4  Is there a preference for a merger versus a sale of the bank?

•
There is no preference for one of these two options, however, we feel that the opportunity of a merger with Barclays as now presented is in the best interest of ABN AMRO and its shareholders. The share exchange ensures that our shareholders will be able to benefit from the additional value this combination can create for them in the longer term.

•
The Managing Board takes into account not only the price offered by potential interested parties but also the long-term interest for ABN AMRO and its shareholders. We believe that the proposed merger with Barclays is in the best interest of ABN AMRO, and its shareholders.

1.5   Is commitment to ABN AMRO’s current strategy and not breaking-up ABN AMRO a decision factor for management when assessing proposals?

•	Yes. Our overriding responsibility is to pursue a merger which is strategically consistent with our long term strategy to maximise long-term shareholder value.
•	The proposed merger with Barclays is expected to lead to sustained incremental value growth versus the stand-alone scenarios and is, therefore, in the best interest of ABN AMRO and its shareholders.

1.6   Is the size of the bidder a decision factor when assessing proposals?

•	No, size is not an objective in itself but the ability to capture growth and deliver long-term value to our shareholders.

1.7   Why is the bidding contest not open and transparent from day one?

•	At this stage we have received one serious offer therefore, there is no bidding contest.
•	The process is transparent. We have announced that discussions were being held with Barclays on 19 March 2007 and we provided an update with an outline of the preliminary discussions on 20 March 2007.
•	We have also been open and transparent about the letter received from the consortium Fortis-RBS-Santander and our meeting with them [today].

1.8   What is the next step in the merger process?

•
Following the announcement of the envisaged transaction with Barclays, we are now working towards the launch of the official offer as well as to receive the required approvals from regulators and competition authorities.

Date (Indicative)	Action
[June/July] 2007:	Publication of Offer documentation, Prospectus and Barclays circular to shareholders
[August] 2007:	Extraordinary General Meeting of Barclays shareholders to approve the Offer,
[August] 2007:	Extraordinary General Meeting of ABN AMRO shareholders to consider the Offer
[September/October] 2007:	Offer closes to acceptances
[Fourth Quarter] 2007:	Settlement of the Offer

1.9   How quickly can you organise an EGM to vote on a deal?

•	We have just announced the proposed merger with Barclays. As announced, the process contemplates the offer being made to ABN AMRO shareholders, upon which a so-called informative EGM will be held.

•	The informative EGM to consider the offer is expected to be held after publication of the offer documentation - currently expected to be in [August] 2007.

1.10  Will you give other banks a fair chance if they are willing to bid more?

•
The Managing Board is focused on the best interest of ABN AMRO and its shareholders and will assess any serious (potential) bid on its merits taking into account not only the price offered by potential other interested parties but also the execution risk, the vision, strategy and business model of the combined group to maximise long-term value creation, also in respect of the fact that any such transaction is expected to be largely paid in shares.

1.11   What will you do if another interested party offers substantially more?
1.12   Will you consider selling to a higher bidder?
1.13   Will you consider any other bid that comes in as "hostile"?

•	The Barclays offer is the only offer on the table.
•	We will consider any other serious offer that may be put forward to us.

1.14  You talk about maximising long-term shareholder value, what do you mean by long-term and is that really consistent with what shareholders want?

•
A long-term perspective is especially important as a deal with these characteristics is always going to be primarily a paper deal and not a cash deal. Therefore, from a value point of view we also need to look at the long-term proposition.

•	Based on the ongoing dialogue we have with our shareholders, we are convinced that a majority of our shareholders is interested in long term value creation.

1.15  What other options are you considering?

•	We are committed to proceeding with the proposed merger with Barclays. We are not considering any other options. However, if another party puts forward a superior proposal, we will consider it.

1.16  How do you now look at your shareholding in Capitalia?

•	Nothing has changed with regard to our shareholding in Capitalia.

1.17  Are you under responsibilities to solicit higher bids than the one by Barclays?

We are not under responsibilities to actively solicit bids. However, if we receive a superior proposal that potentially delivers greater value for ABN AMRO and its shareholders than the Barclays proposal, we will consider it.

1.18  Will you make a public statement that you are open for other bidders and will not consider them hostile?

•	We see no need to solicit other bidders. We feel that the opportunity of a merger with Barclays as now presented is in the best interest of ABN AMRO and its shareholders.
•	We have been approached by the consortium Fortis-RBS-Santander, and will have a meeting with them [today].

1.19	Entering into exclusive negotiations with Barclays at an early stage has shut out other potential bidders - this is clearly not value maximising and therefore in the best interests of shareholders

•	We have come to the conclusion that the proposal by Barclays is value maximising and in the best interest of ABN AMRO and its shareholders.
•	Furthermore, the proposed merger with Barclays represents a comprehensive and firm proposal.
•
The announcement of the proposed merger with Barclays and the exclusive talks we had during the last weeks does not shut out other potential bidders - the proposed merger with Barclays will not complete until late Q3 or Q4.

1.20  Why was the exclusivity period with Barclays extended for 48 hours?

•	The discussions with Barclays were progressing well but there were some items that required additional time.
•
As we are still of the opinion that a deal with Barclays is in the best interest of ABN AMRO and its shareholders, an extension of the exclusivity period was in line with management’s responsibilities.

1.21  Will you still have your AGM on Thursday? Will you still go ahead with the transaction if the TCI resolutions are approved?

•	Our AGM will go ahead as planned on Thursday. We look forward to discussing with our shareholders this proposed merger.
•	The TCI resolutions remain on the agenda and will be voted upon.
•	The transaction with Barclays delivers strong long-term value for ABN AMRO and its shareholders and we remain of the views that shareholders should vote against the TCI proposals.

1.22  Have you received any other approach which has not been made public?

•	We have not received any other formal offer or approach.

1.23  Why are you not pursuing a stand-alone strategy?

•	The proposed merger fits well with our strategic objective to provide significant and sustained value for our shareholders.
•	We expect that the proposed merger will lead to immediate accretion in ABN AMRO’s cash earnings per share and will create shareholder value beyond what could be achieved in a stand-alone scenario.

II.  Proposed Merger with Barclays

a)  General

2.1  How long have you been talking to Barclays?

•	We have been talking regularly to a variety of banks, including Barclays, over the past few years.
•	The talks with Barclays accelerated during the recent months as both parties became increasingly convinced and enthusiastic about the benefits of a combination of the two groups.

2.2  Who initiated the dialogue?

•	We have been talking regularly to a variety of banks, including Barclays, over the past few years.

2.3  Why Barclays?

•	Creation of a leading player with a solid base in Europe and scaleable positions in attractive growth markets.
•	Combining unique, complementary client franchises with local intimacy with world class product capabilities.
•	Combination provides a platform for further growth - geographically and in product reach.
•	Relatively limited overlap in front-office, but ability to extract significant cost synergies from combining back-offices, platforms, off-shoring capabilities, optimising processes, etc.
•	Complementarity of culture which will help to better deliver the benefits of this proposed merger.

b)  Price offered

2.4  Is there a break-up fee? If yes, why did you agree such fee when you know that there is another potential offeror?

•	There is a break-up fee of €200 million as compensation for costs made, taking into account that the expenses of putting such a complicated transaction together are substantial.
•	The agreement aims to compensate the bidder for costs incurred should the transaction not happen.
•
Although in absolute terms this may sound as a high number, compared to similar transactions, this is a relatively low amount. It represents c. 0.3% of the market capitalisation of ABN AMRO, compared to a typical level of 1% in European transactions.

2.5  Does the valuation you have put on the business reflect its full value?

•
The price offered by Barclays per ABN AMRO share represents an attractive offer. Please be reminded that the price offered by Barclays of €[36.21] per share is a significant premium of [33%] on the share price of 16 March 2007, the last trading day prior to the announcement that ABN AMRO and Barclays were in talks and a premium of [49]% over the average share price of ABN AMRO in the [6] months prior to 16 March 2007.

2.6  Would a break-up of ABN AMRO as suggested by TCI be more value enhancing than the proposed merger with Barclays?

•
We do not believe that a full break-up of the company is in the long term interests of ABN AMRO and its shareholders and not maximising value creation in the longer term. The combined group would lose the benefit of reduced costs, best practices transfer and risk diversification by grouping and managing our businesses together.

•
We therefore see the sale of LaSalle combined with the proposed merger with Barclays, with many complementary product areas and mutual strengths, as sustainable value creation in the long term which is preferable to a break-up and the uncertainties involved in the short and long-term.

c)  Transaction details

2.7  Why have you agreed for the head office to be in Amsterdam?

•
As part of our discussions with Barclays over the last few weeks, we have agreed a number of main principles to ensure that the enlarged group would be optimally placed to deliver benefits to shareholders. We believe the head office in Amsterdam would allow us to do this.

2.8  Does that mean that all head office staff in Amsterdam will take over head office duties?

•	We have reached the agreement for the head office to be located in Amsterdam, but will need to determine the exact split of responsibilities in the coming weeks.

2.9  Why the single UK board and not opt for the Dutch model?

•
We have agreed upon a number of broad principles to ensure that the enlarged group would be optimally placed to deliver benefits to shareholders. A unitary board is one of these principles agreed upon and matches the fact that the new entity is a UK plc and best practice Corporate Governance for UK companies.

2.10  What is the reason for deviation from one of the agreed principles - the lead regulatory role for DNB?

•
The principle said that we would ‘seek’ a DNB lead regulatory role. However, as we were progressing our discussions and optimising the structure of the combined entity, with Barclays as the holding company for the combined group, it became clear that a lead regulator role for the UK Financial Services Authority is a better option.

2.11  Why would the main listing be in the UK and secondary listing on Euronext? What does that involve?

•	We feel that it will give the combined entity access to a greater pool of likely investors, support liquidity, inclusion in relevant indices and minimise potential flow back.

2.12  Will there be job losses?

•
We have announced that following the proposed merger, the net reduction in staff will be approximately [12,800]. In addition it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined workforce of approximately 228,000.

•	However, employee rights will be in any case safeguarded. Any redundancies will be subject to the local process of employee consultation and severance.

2.13  Where will these be?

•	We will first go through the relevant consultation and approval processes before we announce further details.

2.14	It appears the agreement is a “friendly” compromise between the companies that may not be the best possible outcome for ABN AMRO’s shareholders; factors such as choice of regulator, location of the head office and management composition seem to have played a more important role than price

•
Barclays and ABN AMRO have decided to merge in order to create value for ABN AMRO and its shareholders. This includes choosing the most favourable elements of the combined structure going forward. Amsterdam is an excellent basis for our joint head office for a group as geographically diversified as ours, and very significant activities such as the Investment Banking and Investment Management operations will be led out of London.

•	The price offered by Barclays per ABN AMRO share represents a very attractive offer and therefore has our support.

c) S ynergy potential / equity story

2.15	Brokers are of the opinion that Barclays is not in a position to realise as many synergies as other potentially interested parties - we are therefore of the opinion that an auction would have generated a higher price

•	We have announced €[3,500] million to the market, which is significantly more than most analysts were expecting.
•	We have spent a very significant amount of time on the estimation of synergies.
•	This has been a bottom-up approach, involving the relevant business leaders of both parties.
•
Although there may not be significant overlap in geographic activities, we identified significant scope for cost synergies from combining back-offices, platforms, off-shoring capabilities, optimising processes, etc.

•	This is something that may not be easily identified by analysts and therefore is not fully reflected in a lot of analyst estimates that we have seen during the last weeks.
•
In the light of this, we believe the transaction to be value maximising for ABN AMRO and its shareholders. Given the transaction is entirely paid for in shares, all shareholders will be able to participate further in future upside should the synergies exceed expectations.

2.16	How do you want to avoid the problems around inefficiency and low valuations of extremely large banking groups such as Citigroup and HSBC? We are seriously concerned about this transaction

•	We have the advantage that we can learn from what other groups have done in the past and avoid following the same path. We are aware of these risks and current valuations of some large banking groups.
•
Although we are present in many countries, we have a relatively concentrated business. For instance, 90% of our branches are located in just 7 countries. We do not believe in exceptional size as such. We believe in exceptional products and distribution, driving customer choice and satisfaction.

2.17  What will be the combinations’ competitive advantages?

•
The combination will be a leading universal bank with a solid base in Europe and scaleable positions in attractive growth markets. The combination combines unique, complementary client franchises with local intimacy and world class product capabilities in Retail and Commercial Banking, Investment Banking and Asset Management & Private Banking.

2.18  How will clients benefit from the proposed merger?

•	The proposed merger will create one of the world’s leading universal banks with superior products and extensive distribution that will benefit its clients.

•	We will be able to offer a broader product set to our clients, such as investment banking/risk management products from BarclaysCap and Asset management products such as ‘ETF’s’ from BGI.

2.19  Why should we believe that revenue synergies will ever be achieved?

•	We believe the expected €[3,500] million announced synergies to represent a conservative number and we are confident of reaching and will certainly aim to exceed.
•	The combination will have an enhanced product offering and distribution scale to drive cross-selling of products and services.
•
Barclays adds particular strength in a number of product area’s such as Index linked asset management and ‘Exchange traded funds’ in asset management and ‘risk management products’ in investment banking. We add a significant distribution platform through our presence in the Netherlands, Italy, Brazil, Asia and other countries.

•	At the same time, Barclays adds a client base in the UK and Southern Africa (ABSA) that can benefit from our complementary products as well as distribution skills.

2.20  How will staff benefit from the proposed merger?

•	The combined entity will offer unique global career opportunities in several business lines.

III.  LaSalle

3.1  What is the exact transaction scope? Are the “Investment Banking” activities included?

•	No, only the retail and commercial banking operations of LaSalle.

3.2	Up until recently you have declared LaSalle a core business of ABN AMRO - now that you have announced the proposed merger with Barclays you announce to dispose of it; how do you reconcile this?

•
The decision to sell LaSalle has come against the background of the proposed merger with Barclays, the approach made by Bank of America and the opportunity to review our combined portfolio of businesses.

•
We recognise that Bank of America may be able to realise greater value than the combined group could deliver. ABN AMRO has built significant value in LaSalle over the years and a sale at this time would crystallise this for shareholders.

3.3	By selling LaSalle to Bank of America, do you not agree that a break-up of ABN AMRO is the best way to generate value for shareholders?

•
The sale of LaSalle is not a break-up of ABN AMRO. The decision to sell LaSalle has come against the background of the proposed merger with Barclays, the approach made by Bank of America and the opportunity to review our combined portfolio of businesses.

•
We recognise that Bank of America may be able to realise greater value than the combined group could deliver. ABN AMRO has built significant value in LaSalle over the years and a sale at this time would crystallise this for shareholders.

3.4	Is the sale of LaSalle simply a way to pave the way for the “friendly” proposed merger with Barclays rather than going for the rival proposal by the Fortis-RBS-Santander consortium that is more likely to create higher value for ABN AMRO’s shareholders?

•	The consortium Fortis-RBS-Santander has not made an offer and it is unclear if they will be able to make one and the nature of such offer.
•
The decision to sell LaSalle has come against the background of the proposed merger with Barclays, the approach made by Bank of America and the opportunity to review our combined portfolio of businesses.

3.5  How will the proceeds of the disposal be distributed to shareholders?

•	Excess capital from disposal of LaSalle will be returned to shareholders of the combined group upon completion of the Barclays offer.

3.6	What will the proceeds of the disposal be and how will you ensure that ABN AMRO shareholders will receive the value they deserve?

•	Condition of offer that LaSalle is sold to Bank of America for $21 billion.
•	Excess capital from disposal of LaSalle will be returned to shareholders of the combined group upon completion of the Barclays offer.

3.7  What is the timeframe in which you will dispose of LaSalle and what is the likely process?

•	Expected completion is prior to completion of Barclays’s offer for ABN AMRO. [add language around go-shop agreement]

3.8	Are there any other businesses besides LaSalle that ABN AMRO / the combination will sell prior to, or after, completion of the Barclays transaction?

•	LaSalle is the only sizeable asset that ABN AMRO plans to sell.
•
We will however continue to optimise our portfolio of businesses during the completion process of the proposed merger and may sell some assets during that period, in the same manner as we have been doing over the last years.

IV.  Consortium Fortis-RBS-Santander

4.1  You have announced an agreement with Barclays, despite the offer from Fortis-RBS-Santander; please explain the reasons for this

•	The consortium Fortis-RBS-Santander has not made an offer and it is unclear if they will be, or are, able to make one.
•	We believe the offer from Barclays is a very attractive proposition to shareholders.
•	We will have a meeting with the consortium Fortis-RBS-Santander [today] to seek clarification of their intentions and interest.
•	If they decide to present us with a concrete and competitive offer, we will consider their proposal, in line with our responsibilities.

4.2  Despite your announced agreement with Barclays, will you still consider the offer by the consortium Fortis-RBS-Santander going forward?

•	The consortium Fortis-RBS-Santander has not made an offer.
•	We will have a meeting with the consortium Fortis-RBS-Santander [today] to seek clarification of their intentions and interest.
•	If they decide to present us with a concrete and competitive offer, we will consider their proposal, in line with our responsibilities.

4.3  How confident are you of the support that you will receive from your shareholders for the proposed merger with Barclays?

•
The price offered by Barclays per ABN AMRO share represents a very attractive offer and the proposal provides a strong case for maximizing long term value for all our shareholders, so we are confident our shareholders will support this bid.

4.4  Have you received any information on how the Fortis-RBS-Santander consortium would finance any forthcoming offer?

•
We have to date not received any information or formal offer from the consortium, nor any information as to structure and financing of any potential offer. ABN AMRO will have a meeting [today] with the consortium Fortis-RBS-Santander to seek clarification of their intentions and interests.

[4.5 Will you consider the offer that the Fortis-RBS-Santander consortium has put forward this morning?]

•	We are aware of our responsibilities and will consider any other serious offer that may be put forward to us.
•	At this moment, we are studying their proposal, so it is too early to comment.

4.6  Will the meeting with the Fortis-RBS-Santander consortium still go ahead today?

•	Yes [to be confirmed in particular regarding timing].

4.7  Why did you wait with meeting the Fortis-RBS-Santander consortium until after the exclusivity period?

•	We have scheduled the meeting [that will be held today] with the consortium Fortis-RBS-Santander as soon as possible.

4.8  Where will the meeting with the Fortis-RBS-Santander consortium be held and who will be there?

•	The meeting will be held in Amsterdam.
•	[Our CEO Rijkman Groenink will be attending the meeting, as will all signatories of the letter they sent us.]

4.9  Have there been talks with the Fortis-RBS-Santander consortium in the past?

•	No, the meeting today will be the first meeting with the Fortis-RBS-Santander consortium.
.

V. TCI’s Role

5.1	Does management agree with TCI that since May 2000 shareholders have been given a very disappointing cumulative share price return as a result of poor underlying earnings per share growth?

•
We acknowledge the disappointing performance of the share price during the specific period mentioned by TCI. However, the relative share price performance depends on the relative timeframe and if measured from the beginning of the implementation of the new business model at the beginning of 2002 (e.g. 01/01/02 - 27/02/07) total return to shareholders was above the median of peers and above AEX and DJ Stoxx Banks indices.

•	In addition, ABN AMRO has consistently shown a healthy return on equity since 2002, as well as significantly improved EPS and strong dividend growth.

5.2  Did TCI push you into discussions with Barclays?

•
Management has been talking regularly to a variety of other banks over the past few years and we have a good idea of who would fit and who would be interested. It is not unusual for a financial institution to do so from time to time.

•
Naturally, ABN AMRO is always sensitive to comments/opinions from all shareholders. Our investor relation programme has been balanced over the years towards both long and hedge fund shareholders. Consequently, we have considered TCI’s requests as one among those received from our shareholders. Such requests need to be put in a more global perspective and Management needs to take a medium/long term horizon of what is best for ABN AMRO and its shareholders.

5.3  Have you spoken to TCI about the agreement with Barclays, and what was their response?

•	We could not and have not spoken to TCI about the agreement with Barclays. [needs to be confirmed]

5.4  What will the management board do if shareholders support the TCI resolutions, will they resign?

•	We are not going to speculate on what may or may not happen at or following the AGM.
•
TCI has expressly requested that its proposals not only be put on the agenda to be discussed, but also to be voted on. The Managing Board and the Supervisory Board attach of course great importance to understand the views among shareholders, but in view of TCI's request to put its motions to a vote it is the duty of the Managing Board and the Supervisory Board to explain to the shareholders the nature of such a vote. In Dutch corporations the Shareholders' Meeting does not have the legal power to instruct the Boards regarding the strategy that is to be pursued. In the Dutch Legal system the Management Board under the supervision of the Supervisory Board is the corporate organ responsible for determining and executing the strategy of the company.

5.5	Does management agree with TCI that the meeting with the consortium Fortis-RBS-Santander comes too late since the deadline for registering shares to vote at the AGM is before the meeting will take place?

•	No, we have scheduled the meeting [that will be held today] with the consortium Fortis-RBS-Santander as soon as possible.

Cautionary statement regarding forward-looking statements

These materials contain forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.